SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

06015136

SEC MAIL PROCESSING
RECEIVED
JUN 13 2006
WASH. D.C. 190 SECTION

Date
July 6, 2006

Contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published June 28, June 30 and July 4, 2006.

Best regards,

Skanska AB

Marianne Bergström

SUPPL

Published	Item	Document name	Required by
June 28, 2006	Press Release	Skanska secures highway and bridge contract in Georgia for USD 199 million, approx. SEK 1.5 billion	law and by the listing agreement with Stockholm Stock Exchange
June 30, 2006	Press Release	Skansk sells property in Prague for SEK 341 million	law and by the listing agreement with Stockholm Stock Exchange
July 4, 2006	Press Release	Financing secured for PPP school project in Bristol - Skanska invests GBP 4.8 million, approx. SEK 65 million, and receives construction contract worth GBP 120 million, corresponding to SEK 1.6 billion	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

dlw 7/14

SKANSKA

Press release

SEC Mail Processing Section
RECEIVED
JUN 13 2006
WASH, D.C.
190

July 4, 2006

Financing secured for PPP school project in Bristol – Skanska invests GBP 4.8 million, approximately SEK 65 million, and receives construction contract worth GBP 120 million, corresponding to SEK 1.6 billion.

Skanska has reached financial close for the financing, design, construction and operation of four schools under the UK Government's program for Public Private Partnerships (PPP), Private Finance Initiative (PFI), in Bristol. For Skanska, this means:

- receiving a construction contract worth around GBP 120 million, about SEK 1.6 billion, which is to be included in order bookings for the second quarter of 2006.
- receiving a facilities management contract valued at around GBP 2.8 million, about SEK 38 million, per year during the 25-year concession period, commencing in September 2007. GBP 5.6 M, SEK 76 M, will be included in order bookings for the second quarter.
- investing GBP 4.8 million, approximately SEK 65 million, corresponding to 44 percent of the overall investment in the project company. The other investors are Partnership for Schools and Investors in the Community.

The Skanska consortium will develop and maintain compulsory-level school and college premises for over 5,000 students at four sites. Preparatory work is underway and the first schools will be completed for the start of the new academic year in September 2007 and with all schools being completed by December 2008. The project also includes integration of IT learning aids at an existing Bristol school.

The British Government has appointed Bristol to pioneer the "Building Schools for the Future" (BSF) initiative. The Bristol schools project is the first within the BSF framework for the upgrading of compulsory-level and upper-secondary schools in the United Kingdom. School projects totaling approximately GBP 2.2 billion, about SEK 30 billion, annually are planned for the next 10-15 years.

Bristol City Council has selected Skanska as an exclusive long-term partner and the assignments described above are part of the agreement that Skanska Infrastructure Development and Bristol City

Council have signed. The objective is to provide a platform for developing all medium to large school projects in Bristol during the next ten years. Skanska will manage the work to transform education in Bristol and create stimulating learning environments, including a large element of IT learning aids.

Skanska is a leading Private Public Partnership (PPP) company in the United Kingdom. Work on the largest project to date – development of the Barts and The London hospitals, for which the construction contracts amount to approximately GBP 1 billion, about 13.6 billion – started in the past few days.

For further information, please contact:

Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99
Jamie Robertson, Press Officer, Skanska UK, tel +44 77 349 107 15
Alan Gillman, Executive Vice President, Skanska Infrastructure Development UK, tel +44 20 7842 0788

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SEC MAIL PROCESSING
RECEIVED
JUN 13 2006
WASH. D.C. 190 SECTION

SKANSKA

Press Release

June 30, 2006

Skanska sells property in Prague for SEK 341 million

Skanska has sold the Budejovicka Alej property in Prague. The sales price is approximately SEK 341 million (EUR 36.7 million), representing a yield of 5,8 percent. The sale generates a capital gain of about SEK 122 million (EUR 13.1 million), which will be reported in the second quarter. The purchaser is a property fund managed by ING Management Limited (Aus).

The fully let Budejovicka Alej office property consists of 11,700 square meters of leasable floor space plus associated underground parking facilities on three stories. The property was completed during the summer of 2005 and is located in the Fourth District, one of the most attractive and expansive office districts in Prague.

In Central Europe, Skanska currently has two projects under construction, representing a total investment of approximately SEK 492 million (approx. EUR 53 million). This amount pertains to the first of three phases of the new Népliget office project in central Budapest, which has some 10,300 square meters of leasable floor space, and the first of two phases of the Marynarska Point office project in the Mokotow business district of Warsaw, which has about 12,500 square meters of leasable floor space.

SEC Mail Processing Section JUL 2006 Washington, D.C. 190

Skanska Commercial Development Europe focuses on the development of commercial properties in the Central European markets of Budapest, Prague, Warsaw and Wroclaw.

For further information please contact:

Fredrik Wirdenius, President, Skanska Commercial Development Europe, tel +46 70 553 80 62
Fredrik Jonsson, Vice President, Skanska Commercial Development Europe, tel +46 70 553 80 51
Per-Lennart Berg, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release

June 28, 2006

Skanska secures highway and bridge contract in Georgia for USD 199 million, approx. SEK 1.5 billion

Skanska has been awarded the assignment to reconstruct a section of Interstate I-95 in Georgia. The contract is worth USD 199 million, approximately SEK 1.5 billion, which will be included in order bookings for the second quarter of 2006.

The customer is the Georgia Department of Transportation and the project will be funded in part by federal transit dollars.

The assignment pertains to a slightly more than nine-kilometer section of Interstate I-95 at Brunswick in southeastern Georgia, just north of Florida. The project includes a widening of the existing roadway from four to six lanes and the construction of four bridges. The bridge over Turtle River will be the longest, with a span of approximately 1,000 meters.

The assignment includes the construction of drainage systems and Skanska will also be responsible for installation of lighting, signal and ITS systems.

Construction work will commence during the summer and the highway is scheduled for completion in October 2009.

In addition to normal environmental considerations when implementing the project, workers will maintain a diligent watch for the endangered manatees that are known to inhabit rivers in the area.

The Interstate I-95 is one of the longest freeways in the US, extending from southern Florida via the east coast up to Canada. The area's increasing population and tourism has resulted in the need for increased capacity on the particular section of highway, which has been targeted by Federal Transportation officials as a high-priority infrastructure project.

The project will be implemented by Tidewater Skanska, a unit within Skanska USA Civil. Skanska USA Civil's operations focus on transportation infrastructure, and facilities for power generation, water and wastewater treatment in the eastern US, Colorado and California. The company has 3,800 employees.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785
Per-Lennart Berg, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.